Mail Stop 4561
Via Fax (203) 834-8686

April 30, 2008

Robert E. Bies
Executive Vice President and
Chief Financial Officer
Greenfield Online, Inc.
21 River Road
Wilton, CT 06897

> **Re:** **Greenfield Online, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed on March 17, 2008**
> **File No. 000-50698**

Dear Mr. Bies:

We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 49

1.   We note within your discussion of revenue and gross margin fluctuations that there are instances where two or more sources of a material change have been identified, but the source that contributed to the change were not quantified (e.g. investment in sales and marketing efforts, increase in traffic, improved site content, increases in conversion rates of visitors to click-throughs, expanded product catalogues, increased merchant relationships, higher Real-Time sampling costs, increased incentives, etc.). Please tell us how you have considered quantifying each source that contributed to a material change, where possible, in your MD&A discussion pursuant to Section III. D of SEC Release 33-6835 and how you intend to comply with such guidance. Additionally, we note your disclosure on page 50 where you state that "lower revenue share costs" resulted in an increase to your gross margin. Please tell us the nature of these revenue share programs and how they impact your revenues and cost of revenues.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 74

2.   We note that you recognize revenue for your Internet survey solutions business when "survey data delivery has occurred in accordance with the terms of the arrangement." Please confirm the following with regards to your arrangements:
   • Tell us whether you record revenue upon completion of the survey or based upon the proportional performance method over the duration;
   • Tell us the nature of any provisions for refund or customer acceptance in your arrangements, and;
   • Tell us whether you separately charge for hosting services for your surveys and how you account for such services.
   In your response, please tell us how you considered relevant accounting literature (e.g. SAB 104, EITF 00-21, EITF 00-3, etc.) in establishing your revenue recognition policy with respect to the items noted above and, if applicable, how you considered disclosing your consideration in your revenue recognition policy footnote.

Panelist Incentives, page 78

3.   We note that your North American segment accrues for panelist incentives as incurred and reverses expirations through earnings as they occur. We further note

that your European segment accrues incentives as occurred, net of estimated expirations. With regards to such cost, please explain the following:

- Please explain further why your accounting for panelist incentives differs between your North America and European operations and provide the specific accounting guidance you are relying upon for each;
- Tell us the amount of total incentives and unclaimed incentives for each of the periods presented for both your North American and European operations separately;
- With regards to the North American incentives, provide a quarterly breakdown of the incentives that were reversed upon expiration in subsequent reporting periods and the impact of such reversal on your gross profit margins, and;
- With regards to the European incentives, provide us with a schedule, by quarter, of any adjustments recorded as a result of difference between estimated and actual expirations during the periods presented.

Note 13. Taxes on Income, page 100

4.   We note on page 101 that the Indian tax authority granted the Company a tax holiday for a six-year period ending in March 2009. Please confirm whether or not you recorded any deferred tax assets for this tax holiday and, if so, how you determined that was appropriate based upon the guidance of paragraphs 183 and 184 of SFAS 109. Additionally, tell us the aggregate dollar per share affect on earnings per share for all periods presented and, if material, how you considered disclosing this information pursuant to SAB Topic 11C.

5.   We note that at December 31, 2007 and 2006, domestic net operating loss carry forwards of $39 million and $30.1, respectively, were available to reduce future income taxes. Please explain further your basis for concluding that it is more likely than not that these deferred tax assets are realizable. Describe the nature of the positive and negative evidence you considered in your determination and how that evidence was weighted. In this regard, we note from your disclosures on page 100 that the Company had pre-tax domestic income of $815,000, ($87,000) and $1,030,000 in fiscal 2007, 2006, and 2005, respectively. Considering the minimal domestic pre-tax income in the past several years, tell us how you considered the guidance in paragraphs 20 – 25 of SFAS 109 in your accounting for the deferred tax valuation allowance for your domestic loss carry forwards.

Note 15. Commitments and Contingencies

Legal Contingencies, page 108

6.   We note an internal investigation conducted by the Company revealed that certain employees engaged in inappropriate activity that was inconsistent with the

Company's revenue recognition policy for certain transactions. Please explain further these activities and provide additional details with regards to your remediation plans. In addition, tell us how you considered these activities when assessing the effectiveness of your disclosure controls and procedures and your internal controls over financial reporting. In this regard, tell us whether you considered these activities to be significant deficiencies or material weaknesses in your controls and tell us specifically how you considered the guidance in paragraphs 8 to 10 of PCAOB Auditing Standard No. 2 in your determination.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or me at (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief